SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                        ________________

                          SCHEDULE 13G
                        ________________

     INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
            UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       (AMENDMENT NO. 1)*

                      Symantec Corporation
                        (NAME OF ISSUER)

                  Common Stock, $.01 par value
                 (TITLE OF CLASS OF SECURITIES)

                           871503 10 8
                         (CUSIP NUMBER)


Check the following box if a fee is being paid with this
statement.                                                   [ ]

(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
(See Rule 13d-7).



__________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       PAGE 1 OF 8 PAGES

                               13G
CUSIP No.  871503 10 8
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
          Ardsley Advisory Partners
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [x]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION

          Connecticut
_____________________________________________________________________________

NUMBER OF      (5)  SOLE VOTING POWER
                    - 0 -
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                     3,316,500
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    - 0 -
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    3,316,500
_____________________________________________________________________________
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
          3,316,500
_____________________________________________________________________________
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES **                          [ ]
_____________________________________________________________________________
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
          9.2%
_____________________________________________________________________________
    (12)  TYPE OF REPORTING PERSON **
          IA
_____________________________________________________________________________
             ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                        PAGE 2 OF 8 PAGES

                               13G
CUSIP No.  871503 10 8
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
          Philip J. Hempleman
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [x]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
_____________________________________________________________________________

NUMBER OF      (5)  SOLE VOTING POWER
                    - 0 -
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                     3,316,500
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    - 0 -
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    3,316,500
_____________________________________________________________________________
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
          3,316,500
_____________________________________________________________________________
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES **                          [ ]
_____________________________________________________________________________
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
          9.2%
_____________________________________________________________________________
    (12)  TYPE OF REPORTING PERSON **
          IN
_____________________________________________________________________________
             ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                        PAGE 3 OF 8 PAGES

          This Amendment No. 1 to Schedule 13G restates the entire text of the Schedule 13G in accordance with Rule
10(a)(2)(ii) of Regulation S-T.

ITEM 1(a).  NAME OF ISSUER:
            Symantec Corporation (the "Company")

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
            10201 Torre Avenue, Cupertino, CA  95014-2132

ITEM 2(a).  NAME OF PERSON FILING:
            Ardsley Advisory Partners
            Philip J. Hempleman

ITEM 2(b).  ADDRESS OF PRINCIPAL OFFICE OR, IF NONE, RESIDENCE:
            646 Steamboat Road, Greenwich, CT  06830

ITEM 2(c).  CITIZENSHIP:
            Ardsley Advisory Partners is a general partnership organized under the laws of the State of Connecticut.
            Philip J. Hempleman is a citizen of the United
            States.

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:
            Common Stock, $.01 par value (the "Common Stock")

ITEM 2(e).  CUSIP NUMBER:
            871503 10 8

ITEM 3.     IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d
            -1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING
            IS A:

            (a) [ ]    Broker or dealer registered under Section
                       15 of the Act

            (b) [ ]    Bank as defined in Section 3(a)(6) of the
                       Act

            (c) [ ]    Insurance Company as defined in Section
                       3(a)(19) of the Act

            (d) [ ]    Investment Company registered under
                       Section 8 of the Investment Company Act

            (e) [x]    Investment Adviser registered under
                       Section 203 of the Investment Advisers Act of 1940

            (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of
                       1974 or Endowment Fund; see Rule 13d-
                       1(b)(1)(ii)(F)


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

            (g) [ ]    Parent Holding Company, in accordance with
                       Rule 13d-1(b)(ii)(G); see item 7

            (h) [ ]    Group, in accordance with Rule 13d-
                       1(b)(1)(ii)(H)

ITEM 4.     OWNERSHIP.

            (a)        Amount beneficially owned:
                       3,316,500

            (b)        Percent of class:
                       9.2% (based on the 36,043,784 shares of
                       Common Stock outstanding as of November 2,
                       1994, as reflected in the Company's Form
                       10-Q for the quarter ended September 30, 1994.)

            (c) Number of shares as to which such person has:

                      (i)   Sole power to vote or to direct the
                            vote
                            - 0 -

                      (ii)  shared power to vote or to direct the
                            vote
                            3,316,500

                      (iii) sole power to dispose or to direct
                            the disposition of
                            - 0 -

                      (iv)  shared power to dispose or to direct
                            the disposition of
                            3,316,500

            By virtue of Mr. Hempleman's position as managing partner of Ardsley Advisory Partners, Mr. Hempleman may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose, or direct the disposition of the 3,316,500 shares of Common Stock held by the discretionary accounts managed by Ardsley Advisory Partners, constituting 9.2% of the shares outstanding and, therefore, Mr. Hempleman may be deemed to be the beneficial owner of such shares.







                        PAGE 5 OF 8 PAGES

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
            Not applicable.

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
            ANOTHER PERSON.

            This Schedule 13G is filed by Ardsley Advisory Partners, a Connecticut general partnership ("Advisory"), which is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, as amended, with respect to the 3,316,500 shares of Common Stock held by Advisory at December 31, 1994, for the discretionary accounts of certain clients, including investment partnerships for which (i) Advisory serves as the management company and (ii) a general partnership comprised of the same partners as comprise Advisory serves as general partner.

            By reason of the provisions of Rule 13d-3 under the Act, Advisory is deemed to own beneficially the shares owned by the managed accounts. Each client for whose account Advisory has purchased Common Stock has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares purchased for his account. No such client has any of the foregoing rights with respect to more than five percent of the class of securities identified in Item 2(d).
There is no agreement or understanding among such persons to act together for the purpose of acquiring, holding, voting or disposing of any such securities.

            To the knowledge of Advisory, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, a number of such shares which represents more than 5% of the number of outstanding shares of Common Stock.

ITEM 7.     IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
            WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
            PARENT HOLDING COMPANY.
            Not applicable.

Item 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
            GROUP.
            Not applicable.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.
            Not applicable.



                        PAGE 6 OF 8 PAGES

ITEM 10.    CERTIFICATION.  (if filing pursuant to Rule 13d-
            1(b))

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business, were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.






































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


                            SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   February 13, 1995
                                        (Date)

                                   ARDSLEY ADVISORY PARTNERS

                                   /s/ PHILIP J. HEMPLEMAN
                                        (Signature)

                                   Philip J. Hempleman/
                                   Managing Partner
                                        (Name/Title)


                                   PHILIP J. HEMPLEMAN

                                   /s/ PHILIP J. HEMPLEMAN
                                        (Signature)



























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